

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

David Lomas
Chief Financial Officer
Digicel Group 0.5 Limited
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

> **Re: Digicel Group 0.5 Limited**
> **Application for Qualification of Indenture on Form T-3**
> **Filed May 14, 2020**
> **File No. 022-29085**

Dear Mr. Lomas:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland at (202) 551-6711 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shane Tintle